Filed by AGL Resources Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Nicor Inc.
Commission File No: 333-172084

Data presented in this document represents pro forma AGL Resources at the close of the proposed transaction. Top ranking of customers served is based upon reported customer counts for pure natural gas companies based on current customer counts.
Source for combined revenue data is S-4 filed on March 14, 2011, by AGL Resources. Source data for pipeline mileage is as reported to the American Gas Association or on individual company websites. Merger milestone chart is representative of the milestones that will occur between the announcement of the planned transaction and its consummation and is not intended to indicate that the milestones must occur in the order presented.
Forward Looking Statements
To the extent any statements made in this document contain information that is not historical, these statements are forward-
looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the
Securities Exchange Act of 1934, as amended (collectively, “forward-looking statements”).
These forward-looking statements relate to, among other things, the expected benefits of the proposed merger such as expected revenue and growth potential, our ability to be one of the lowest-cost, most diversified natural gas companies, and receipt of the necessary approvals for the transaction. Forward-looking statements can generally be identified by the use of words such as “believe”, “anticipate”, “expect”, “estimate”, “intend”, “continue”, “plan”, “project”, “will”, “may”, “should”, “could”,
“would”, “target”, “potential” and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Although certain of these statements set out herein are indicated above, all of the statements in this document that contain forward-looking statements are qualified by these cautionary statements. Although AGL Resources and Nicor believe that the expectations reflected in such forward-
looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, including, but not limited to, factors and assumptions regarding the items outlined above. Actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from these expectations include, among other things, the following: the failure to receive, on a timely basis or otherwise, the required approvals by AGL Resources and Nicor stockholders and government or regulatory agencies (including the terms of such approvals); the risk that a condition to closing of the merger may not be satisfied; the possibility that the anticipated benefits and synergies from the proposed merger cannot be fully realized or may take longer to realize than expected; the possibility that costs or difficulties related to the integration of AGL Resources and Nicor operations will be greater than expected; the ability of the combined company to retain and hire key personnel and maintain relationships with customers, suppliers or other business partners; the impact of legislative, regulatory, competitive and technological changes; the risk that the credit ratings of the combined company may be different from what the companies expect; and other risk factors relating to the energy industry, as detailed from time to time in each of AGL Resources’ and Nicor’s reports filed with the Securities and Exchange Commission
(“SEC”). There can be no assurance that the proposed merger will in fact be consummated.
Additional information about these factors and about the material factors or assumptions underlying such forward-looking statements may be found in the body of this release, as well as under Item 1.A. in each of AGL Resources’ and Nicor’s Annual
Report on Form 10-K for the fiscal year December 31, 2010. AGL Resources and Nicor caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on forward-looking statements to make decisions with respect to AGL Resources and Nicor, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to AGL Resources and Nicor or any other person acting on their behalf are expressly qualified in their entirety by the cautionary statements referenced above. The forward-looking statements contained herein speak only as of the date of this presentation. Neither AGL Resources nor Nicor undertakes any obligation to update or revise any forward-looking statement, except as may be required by law.
Additional Information
In connection with the proposed merger, AGL Resources has filed with the SEC a Registration Statement on Form S-4
(Registration No. 333-172084), as amended, which is publicly available, that includes a preliminary joint proxy statement of
AGL Resources and Nicor that also constitutes a preliminary prospectus of AGL Resources. AGL Resources and Nicor will mail the definitive joint proxy statement/prospectus to their respective stockholders when it becomes available. WE URGE
INVESTORS TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN IT
BECOMES AVAILABLE, AS WELL AS OTHER DOCUMENTS FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN
IMPORTANT INFORMATION ABOUT AGL RESOURCES, NICOR AND THE PROPOSED TRANSACTION. The joint proxy statement/prospectus, as well as other filings containing information about AGL Resources and Nicor, can be obtained free of charge at the website maintained by the SEC at www.sec.gov. You may also obtain these documents, free of charge, from AGL
Resources’ website (www.aglresources.com) under the tab Investor Relations/SEC Filings or by directing a request to AGL
Resources, P.O. Box 4569, Atlanta, GA, 30302-4569. You may also obtain these documents, free of charge, from Nicor’s website (www.nicor.com) under the tab Investor Information/SEC Filings or by directing a request to Nicor, P.O. Box 3014,
Naperville, IL 60566-7014.
The respective directors and executive officers of AGL Resources and Nicor, and other persons, may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding AGL Resources’ directors and executive officers is available in the preliminary joint proxy statement/prospectus contained in the above referenced
Registration Statement and its definitive proxy statement filed with the SEC by AGL Resources on March 14, 2011, and information regarding Nicor directors and executive officers is available in the preliminary joint proxy statement/prospectus contained in the above referenced Registration Statement and its definitive proxy statement filed with the SEC by Nicor on
March 10, 2010. These documents can be obtained free of charge from the sources indicated above. Other information regarding the interests of the participants in the proxy solicitation will be included in the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of
1933, as amended.

Together We are Building one of the Biggest Natural Gas Companies in the Country

EXPANDED GEOGRAPHIC REACH
2.3 + 2.2 = #1
MILLION CUSTOMERS SERVED BY AGL RESOURCES' DISTRIBUTION COMPANIES
MILLION CUSTOMERS SERVED BY NICOR GAS
RANKING IN NUMBER OF CUSTOMERS SERVED AMONG PURE NATURAL GAS COMPANIES
Corporate Headquarters
Gas Distribution Headquarters
Non-Utility Gas Storage Facilities
Wholesale Operations
Distribution Operations
Distribution Operations and Retail Services
Retail Services
Distribution Service Areas

BIGGER TOP LINE

With combined revenues of over $5 billion, the company is expected to join the ranks of the Fortune 500.

BIG GROWTH POTENTIAL

The complementary unregulated businesses yield over 1 million retail customers, a physical wholesale gas business delivering about 4.7 billion cubic feet of gas and natural gas storage businesses that are expected to provide 31 Bcf of storage in 2012.

MOST MILES OF PIPE

79,684 miles of transmission and distribution mains - tops among pure natural gas distribution companies.

BEST IN CLASS

In creating one of the lowest-cost, most diversified natural gas utilities, we will continue to focus on delivering superior service to our customers and exceptional value to our shareholders.

AGL Resources™ | nicor

Merger Milestones - Track Our Progress

2010
2011
2012
Merger Announced
ICC Filing
SEC Filing (S-4)
FTC/DOJ Filing (HSR)
SEC Clearance
FTC/DOJ Clearance (HSR)
Shareholder Approval
ICC Approval
Secure Remaining Debt Financing
Merger Closes
Begin Integration Process
Concluded
Pending